UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Anesiva, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03460L100
(CUSIP Number)
W. Stephen Holmes III
InterWest Partners
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
650-854-8585
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D as originally filed on December 27, 2005, and as amended on December 26, 2007 and February 2, 2009 (as so amended, the “Original Schedule 13D”) to report events in connection with the sale of securities by Anesiva, Inc., a Delaware corporation, formerly known as Corgentech, Inc., in a private placement transaction on March 3, 2009.
This Amendment No. 3 is being filed on behalf of InterWest Management Partners VIII, L.L.C., InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P., InterWest Investors VIII, L.P., Harvey B. Cash, Christopher B. Ehrlich, Philip T. Gianos and Carol Gianos, Trustees, The Gianos Revocable Trust UAD 3/22/99, W. Scott Hedrick, W. Stephen Holmes III, Gilbert H. Kliman, Trustee of the Gilbert H. Kliman Trust dated 11/15/2002, H. Ronald Nash, Arnold L. Oronsky & Paula Oronsky, Co-trustees of the Oronsky Living Trust dated 12/15/00, Thomas L. Rosch, Michael B. Sweeney, Matadoro Investments, LP, W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust dated 12/16/92, InterWest Venture Management Co PSRP fbo Philip T. Gianos, InterWest Venture Management Co PSRP fbo W. Stephen Holmes III and InterWest Venture Management Co PSRP fbo Thomas L. Rosch.
All terms used, but not defined, in this Amendment No. 3 are as defined in the Original Schedule 13D. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.
Item 4. Purpose of the Transaction.
Item 4 of the Original Schedule 13D, “Purpose of the Transaction,” is amended by adding the following:
On March 3, 2009, (i) InterWest Partners VIII, L.P. (“IWP VIII”) invested an additional $520,938.00 pursuant to the terms and conditions of the Agreement and received a Security in the same principal amount; (ii) InterWest Investors Q VIII, L.P. (“IIQ VIII”) invested an additional $14,904.00 pursuant to the terms and conditions of the Agreement and received a Security in the same principal amount; and (iii) InterWest Investors VIII, L.P. (“II VIII”) invested an additional $4,158.00 pursuant to the terms and conditions of the Agreement and received a Security in the same principal amount. The Security has the same terms and conditions as the Security purchased by IWP VIII, IIQ VIII and II VIII on January 20, 2009.

2.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 13, 2009

INTERWEST PARTNERS VIII, LP

By:	/s/ Harvey B. Cash *		By:	InterWest Management Partners VIII, L.L.C.

		Karen Wilson as Attorney-in-fact for		its General Partner
	Name:	Harvey B. Cash

By:	/s/ Christopher B. Ehrlich *			By:	/s/ W. Stephen Holmes

		Karen Wilson as Attorney-in-fact for			W. Stephen Holmes
	Name:	Christopher B. Ehrlich			Managing Director

By:	/s/ Philip T. Gianos *

Karen Wilson as Attorney-in-fact for
	Name:	Philip T. Gianos, Trustee

INTERWEST INVESTORS VIII, LP

By:	/s/ W. Scott Hedrick *		By:	InterWest Management Partners VIII, L.L.C.

		Karen Wilson as Attorney-in-fact for		its General Partner
	Name:	W. Scott Hedrick

By:	/s/ W. Stephen Holmes			By:	/s/ W. Stephen Holmes

	Name:	W. Stephen Holmes			W. Stephen Holmes
Managing Director

By:	/s/ Gilbert H. Kliman *

Karen Wilson as Attorney-in-fact for
	Name:	Gilbert H. Kliman

INTERWEST INVESTORS Q VIII, LP

By:	/s/ H. Ronald Nash *		By:	InterWest Management Partners VIII, L.L.C.

		Karen Wilson as Attorney-in-fact for		its General Partner
	Name:	H. Ronald Nash

By:	/s/ Arnold L. Oronsky *			By:	/s/ W. Stephen Holmes

		Karen Wilson as Attorney-in-fact for			W. Stephen Holmes
	Name:	Arnold L. Oronsky			Managing Director

By:	/s/ Thomas L. Rosch *

Karen Wilson as Attorney-in-fact for
	Name:	Thomas L. Rosch

INTERWEST MANAGEMENT PARTNERS VIII, L.L.C.

By:	/s/ Michael B. Sweeney *		By:	/s/ W. Stephen Holmes

		Karen Wilson as Attorney-in-fact for		W. Stephen Holmes
	Name:	Michael B. Sweeney		Managing Director

3.

By:	/s/ W. Scott Hedrick *

Karen Wilson as Attorney-in-fact for
	Name:	W. Scott Hedrick, Trustee, The Hedrick Childrens’ Family Trust, dated 12/16/92

By:	/s/ Philip T. Gianos *

Karen Wilson as Attorney-in-fact for
	Name:	Philip T. Gianos, InterWest Venture Management Co PSRP fbo Philip T. Gianos

By:	/s/ W. Stephen Holmes III *

Karen Wilson as Attorney-in-fact for
	Name:	W. Stephen Holmes III, InterWest Venture Management Co PSRP fbo W. Stephen Holmes III

By:	/s/ Thomas L. Rosch *

Karen Wilson as Attorney-in-fact for
	Name:	Thomas L. Rosch, InterWest Venture Management Co PSRP fbo Thomas L. Rosch

By:	/s/ Arnold L. Oronsky *

Karen Wilson as Attorney-in-fact for
	Name:	Arnold L. Oronsky, trustee of the Oronsky Living Trust dated 12/15/00, General Partner of Matadoro Investments LP

*By:	/s/ Karen Wilson

Karen Wilson
	Name:	Karen Wilson, Attorney-in-fact

4.